EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 filed on May 1, 2012) pertaining to the Ares Commercial Real Estate Corporation 2012 Equity Incentive Plan (i) our report dated March 21, 2012 (except for Note 9, as to which the date is April 12, 2012) with respect to the consolidated financial statements of Ares Commercial Real Estate Corporation; and (ii) our report dated April 12, 2012 with respect to the statement of revenues and certain expenses of 230 Congress Street, both included in the Registration Statement on Form S-11 (No. 333-176841), as amended, and the related Prospectus dated April 25, 2012 of Ares Commercial Real Estate Corporation for the registration of its common stock, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Los Angeles, California
May 1, 2012